                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                          Tweedy, Browne Company L.P.


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                           Vanderbilt Partners, L.P.


                   Under the Securities Exchange Act of 1934

                         NATIONAL EDUCATION CORPORATION
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   635771108
                                 (CUSIP Number)

                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)



                                 April 15, 1996
            (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.  [   ]

Check the following box if a fee is paid with the statement.   [   ]   (A fee is
not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 635771108                                 Page ______ of ______ Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Tweedy, Browne Company L.P. ("TBC")

________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS*

                00
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
________________________________________________________________________________

                7       SOLE VOTING POWER  TBC has sole voting power with
                        respect to 1,356,630 shares held in certain TBC Accounts
   NUMBER OF            (as hereinafter defined). Additionally, certain of the
                        general partners of TBC may be deemed to have sole power
    SHARES              to vote certain shares as more fully set forth herein.
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                          0 shares
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER
                          0 shares, except that certain of the general partners
   PERSON of TBC may be deemed to have sole power to dispose of certain shares as more fully set forth herein.
    WITH       _________________________________________________________________

               10       SHARED DISPOSITIVE POWER
                          1,408,117 shares held in accounts of TBC
                          (as hereinafter defined).
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,408,117 shares
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.23%
________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

       BD, IA & PN
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                  SCHEDULE 13D

CUSIP No. 635771108                                 Page ______ of ______ Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TBK Partners, L.P. ("TBK")

________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS*

                WC and BK
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
________________________________________________________________________________

                7       SOLE VOTING POWER  59,500 share, except that the
   NUMBER OF            general partners in TBK, solely by reason of their
                        positions, as such, may be deemed to have shared power
    SHARES              to vote these shares.
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                          0 shares
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER
                          59,50O shares, except that the general partners,
   PERSON solely by reason of their positions as such, may be deemed to have shared power to vote these shares.
    WITH       _________________________________________________________________

               10       SHARED DISPOSITIVE POWER
                          0 shares
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          59,500 shares
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.18%
________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

       PN
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                  SCHEDULE 13D

CUSIP No. 635771108                                 Page ______ of ______ Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Vanderbilt Partners, L.P. ("Vanderbilt")

________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS*

                WC and BK
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
________________________________________________________________________________

                7       SOLE VOTING POWER  31,700 shares, except that the
   NUMBER OF            general partners in Vanderbilt, solely by reason of
                        their positions as such, may be deemed to have shared
    SHARES              power to vote these shares.
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                          0 shares
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER
                          31,700 shares, except that the general partners in
   PERSON                 Vanderbilt, solely by reason of their positions as
                          such, may be deemed to have shared power to vote
    WITH                  theses shares.
               _________________________________________________________________

               10       SHARED DISPOSITIVE POWER
                          0 shares
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,700 shares
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.09%
________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

       PN
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

PRELIMINARY NOTE

     The persons filing this Amendment No. 3 are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P.
("Vanderbilt"), a Delaware limited partnership. This Amendment No. 3 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated January 19, 1994 (the "Statement"). The filing of this Amendment No. 3 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

     This Amendment No. 3 relates to the Common Stock, $0.01 par value (the "Common Stock"), of National Education Corporation (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 3, is a company organized under the laws of Delaware, with its principal executive offices located at 18400 Von Karman Avenue, Irvine, CA 92715-1594.

     This Amendment No. 3 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

     This Amendment No. 3 is being filed because the filing persons are no longer subject to the reporting requirements of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") as a result of the disposition of their respective shares of Common Stock in open market transactions.

     Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1, 2, 3, 4, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 3.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As a result of the disposition of 1,131,695 shares of Common Stock in open market transactions, as of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 1,408,117 shares of Common Stock, which constitutes approximately 4.23% of the 33,288,192 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     As a result of the disposition of 175,000 shares of Common Stock in open market transactions, as of the date hereof, TBK beneficially owns directly 59,500 shares of Common Stock, which constitutes approximately 0.18% of the 33,288,192 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

     As a result of the disposition of 50,000 shares of Common Stock in open market transactions, as of the date hereof, Vanderbilt beneficially owns directly 31,700 shares of Common Stock, which constitutes approximately 0.09% of the 33,288,192 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

     Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 1,499,317 shares, which constitutes approximately 4.50% of the 33,288,192 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC, TBK and Vanderbilt, respectively, is 1,499,317 shares, which constitutes approximately 4.50% of the 33,288,192 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 59,500 shares of Common Stock which constitutes approximately 0.18% of the 33,288,192 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

     Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 1,408,117 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 1,356,630 shares of Common Stock held in certain TBC Accounts.

     Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 1,356,630 shares of Common
Stock held in certain TBC Accounts.

     TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

     Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

     (c) During the sixty-day period ended as of the date hereof, TBC, TBK and Vanderbilt have sold shares of Common Stock in open market transactions as follows:


TBC ACCOUNTS                    NO OF SHARES             PRICE PER SHARE
                                    SOLD

03/13/96                               335                    $10 5/8
03/28/96                             1,365                    $10 5/8
03/29/96                            30,000                    $11 1/2
04/02/96                            63,000                    $12.40079
04/03/96                           155,000                    $12.875
04/04/96                           158,000                    $12 5/8
04/09/96                            32,700                    $12.73585
04/10/96                            68,400                    $12.9909
04/15/96                           617,000                    $12 5/8


TBK

04/04/96                           125,000                    $12 5/8
04/15/96                            50,000                    $12 5/8

VANDERBILT

04/04/96                            25,000                    $12 5/8
04/15/96                            25,000                    $12 5/8



     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

     To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

     (e) TBC, TBK and Vanderbilt ceased to be the beneficial owner of more than 5% of Common Stock on April 15, 1996.

                                  SIGNATURE

     Each of Tweedy, Browne Company L.P., TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement (which includes the Exhibit annexed hereto) is true, complete and correct.

                                             TWEEDY, BROWNE COMPANY L.P.

                                             By
                                               ---------------------------
                                               Christopher H. Browne
                                               General Partner

                                             TBK PARTNERS, L.P.

                                             By
                                               ---------------------------
                                               Christopher H. Browne
                                               General Partner

                                             VANDERBILT PARTNERS, L.P.

                                             By
                                               ---------------------------
                                               Christopher H. Browne
                                               General Partner



Dated: April 16, 1996